Exhibit 99.3

AMENDMENT NO. 2 TO THE

CENTRAL GARDEN & PET COMPANY

2003 OMNIBUS EQUITY INCENTIVE PLAN

CENTRAL GARDEN & PET COMPANY, a Delaware corporation (the “Company”), having adopted the 2003 Omnibus Equity Incentive Plan (the “Plan”), hereby amends the Plan as follows:

1. Effective as of December 14, 2005, Section 5.7 of the Plan is restated in its entirety to read as follows:

5.7 Payment. Options shall be exercised by the Participant’s delivery of a written notice of exercise to the Secretary of the Company, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares.

For Options granted prior to December 14, 2005, the Option Price upon exercise of any Option shall be payable to the Company in full in cash. The Committee, in its sole discretion and pursuant to such procedures as it may specify from time to time, also may permit (a) a Participant to elect to have the Company withhold Shares having a value equal to the amount required to be withheld or by delivering to the Company already-owned Shares to satisfy the Option Price, or (b) by any other means which the Committee, in its sole discretion, determines to both provide legal consideration for the Shares, and to be consistent with the purposes of the Plan. The value of the Shares to be withheld or delivered will be based on their Fair Market Value on last trading day before the date of exercise.

For Options granted on or after December 14, 2005, the Option Price upon exercise of any Option shall be payable by having the Company withhold Shares having a value equal to the amount required to be withheld or by delivering to the Company already-owned Shares to satisfy the Option Price, pursuant to such procedures as the Committee may specify from time to time. The Committee, in its sole discretion, also may permit (a) a Participant to pay the Option Price in full in cash, or (b) by any other means which the Committee, in its sole discretion, determines to both provide legal consideration for the Shares, and to be consistent with the purposes of the Plan. The value of the Shares to be withheld or delivered will be based on their Fair Market Value on last trading day before the date of exercise.

As soon as practicable after receipt of a written notification of exercise and full payment for the Shares purchased, the Company shall deliver to the Participant Share certificates (in the Participant’s name) representing such Shares.

If any shares subject to a Stock Award are not delivered to a Participant because such shares are withheld for the payment of taxes or the Stock Award is exercised through a reduction of shares subject to the Stock Award (i.e., “net exercised”), the number of shares that are not delivered to the Participant shall remain available for issuance under the Plan. If the exercise price of any Stock Award is satisfied by tendering shares of Common Stock held by the Participant (either by actual delivery or attestation), then the number of shares so tendered shall remain available for issuance under the Plan.

IN WITNESS WHEREOF, Central Garden & Pet Company, by its authorized officer, has executed this Amendment No. 2 to the Plan on the date indicated below.

CENTRAL GARDEN & PET COMPANY

Dated: December 14, 2005

	By:	Stuart W. Booth

	Title:	Executive Vice President and Chief Financial Officer

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